REPLICEL LIFE SCIENCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(unaudited)

For the six months ended June 30, 2018 and 2017

(Stated in Canadian Dollars)

REPLICEL LIFE SCIENCES INC.
Condensed Interim Consolidated Statements of Financial Position
(Stated in Canadian Dollars)
(Unaudited)

As at	Notes	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents		$48,832	$497,093
Sales taxes recoverable		67,446	48,542
Prepaid expenses and deposits		126,925	289,226
		243,203	834,861
Non-current assets
Equipment	6	9,667	11,165
Total assets		$252,870	$846,026

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	$1,664,677	$1,166,023

Shareholders’ (deficiency) equity
Common shares	7	26,182,073	26,182,073
Contributed surplus	7	4,287,947	4,287,947
Accumulated deficit		(31,881,827)	(30,790,017)
Total shareholders’ (deficiency) equity		(1,411,807)	(319,997)
Total liabilities and shareholders’ (deficiency) equity		$252,870	$846,026

Events after the reporting date                                                                                                                                       12

Continuance of Operations                                                                                                                                              2(a)

Approved on behalf of the Board:

/s/ “David Hall”	/s/ “Lee Buckler”
Director	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Interim Consolidated Statements of Comprehensive Loss
 (Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

	$	$	$	$
Expenses
Research and development (Note 8)	245,737	1,340,290	303,783	1,664,940
General and administrative (Note 8)	344,608	1,152,530	772,891	2,527,365
Loss before other items	(590,345)	(2,492,820)	(1,076,674)	(4,192,305)
Other items:
Foreign exchange gain (loss)	(8,999)	(5,902)	(15,136)	(18,834)
Interest income	-	4,190	-	4,907

Net and comprehensive loss	$(599,344)	$(2,494,532)	$(1,091,810)	$(4,206,232)
Basic and diluted loss per share	$(0.03)	$(0.14)	$(0.05)	$(0.24)

Weighted average shares outstanding	21,442,649	18,625,322	21,442,629	17,677,970

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
Condensed Interim Consolidated Statements of Cash Flows
 (Stated in Canadian Dollars)
(Unaudited)

For the six months ended	June 30, 2018	June 30, 2017

Operating activities
Net loss	$(1,091,810)	$(4,206,232)
Add items not involving cash:
Depreciation	1,498	2,077
Stock-based compensation	-	115,800

Changes in non-cash working capital balances:
Sales taxes recoverable	(18,904)	(89,965)
Prepaid expenses and deposits	162,301	6,655
Accounts payable and accrued liabilities	498,654	63,610
Net cash used in operating activities	(448,261)	(4,108,055)

Investing activities
Guaranteed Investment Certificate	-	825,000
Net cash provided by investing activities	-	825,000

Financing activities
Issuance of common shares, net	-	3,245,216
Net cash provided by financing activities	-	3,245,216

Decrease in cash and cash equivalents during the period	(448,261)	(37,839)

Cash and cash equivalents, beginning of the period	497,093	60,752

Cash and cash equivalents, end of the period	$48,832	$22,913

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Deficiency)
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

Common Stock

			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2018	21,442,629	$26,182,073	$4,287,947	$(30,790,017)	$(319,997)
Net loss for the period	-	-	-	(1,091,810)	(1,091,810)
Balance, June 30, 2018	21,442,629	$26,182,073	$4,287,947	$(31,881,827)	$(1,411,807)

			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total

Balance, January 1, 2017	15,657,530	$21,910,238	$4,071,899	$(24,775,687)	$1,206,450
Shares issued upon exercise of warrants for cash at $0.85 – Note 7 (h)	437,118	371,551	-	-	371,551
Share issued – Note 7 b) i	2,532,100	3,165,264	-	-	3,165,264
Finders fees – Note 7 (b) i	-	(391,847)	100,248	-	(291,599)
Stock-based compensation – Note 7 (e)	-	-	115,800	-	115,800
Net loss for the period	-	-	-	(4,206,232)	(4,206,232)
Balance, June 30, 2017	18,626,748	$25,055,206	$4,287,947	$(28,981,919)	$361,234

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

1.	Corporate Information

RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) was incorporated under the Ontario Business Corporations Act on April 24, 1967 but was continued from Ontario to British Columbia on June 22, 2011.  The Company’s reporting jurisdiction is British Columbia.  Its common shares are listed for trading in Canada on the TSX Venture Exchange, trading under the symbol RP, and in the United States on the OTCQB, trading under the symbol REPCF.

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that treat functional cellular deficits including chronic tendon injuries, androgenetic alopecia and skin aging.

The address of the Company’s corporate office and principal place of business is Suite 2020 – 401 West Georgia Street, Vancouver, BC, V6B 5A1.

2.	Basis of Presentation

These condensed interim consolidated financial statements for the six-month period ended June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.  They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the Company’s 2017 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Subsidiaries are entities controlled by RepliCel. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.  The accompanying consolidated financial statements include the account of RepliCel Life Sciences Inc. and its wholly-owned subsidiary, Trichoscience Innovations Inc. (“Trichoscience”).

The condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the Company’s 2017 annual financial statements. The condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 29, 2018.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

a)	Continuance of Operations

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its obligations and commitments in the normal course of operations. At June 30, 2018, the Company is in the research stage, has accumulated losses of $31,881,827 since its inception and expects to incur further losses in the development of its business. The Company incurred a consolidated net loss of $1,091,810 during the six-month period ended June 30, 2018 and, as of that date, the Company’s consolidated current liabilities exceeded its total assets by $1,411,807. The Company will require additional funding to continue its research and development activities which may not be available, or available on acceptable terms. This casts substantial doubt about the Company’s ability to continue as a going concern.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

2.	Basis of Presentation – continued

a)	Continuance of Operations – continued

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has a plan in place to address this concern and intends to obtain additional funds by equity financing to the extent there is a shortfall from operations.  While the Company is continuing its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds for operations.

If the going concern assumptions were not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the financial position classifications used.

3.	Critical Accounting Estimates and Judgements

RepliCel Life Sciences Inc. makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies and sources of estimation uncertainty that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim financial statements within the next financial year are the same as those that applied to the Company’s 2017 annual financial statements.

4.	Accounting Standards, Amendments and Interpretations

Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are not mandatory for accounting periods beginning on or after January 1, 2016. They have not been early adopted in these consolidated financial statements, and are expected to affect the Company in the period of initial application.  In all cases the Company intends to apply these standards from application date as indicated below:

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

4.    Accounting Standards, Amendments and Interpretations – continued

•	IFRS 16 Leases

The new standard will replace IAS 17 Leases and eliminates the classification of leases as either operating or finance leases by the lessee. The treatment of leases by the lessee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17 Leases. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the lessee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17 Leases. IFRS 16 will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC Interpretations that are not yet effective that would be expected to have a material impact on the Company.

5.	Reverse Takeover Transaction and 583885 B.C. Ltd.

On December 22, 2010, RepliCel closed a Share Exchange Agreement with TrichoScience Innovations Inc. (“TrichoScience”) whereby RepliCel acquired the issued and outstanding shares of TrichoScience. Concurrent with the reverse acquisition, RepliCel also acquired all of the issued and outstanding common shares of 583885 B.C. Ltd. (“583885”) in exchange for 440,000 common shares of RepliCel.  583885 did not have any assets or liabilities at the date of acquisition and was a private company controlled by RepliCel’s incoming Chief Executive Officer (“CEO”). 340,000 shares of RepliCel controlled by the Company’s CEO were deposited with an escrow agent pursuant to the terms of an escrow agreement between RepliCel and the escrow agent.  These shares are released upon satisfaction of certain performance conditions as set out in the escrow agreement and each release of shares from escrow will be considered a compensatory award. The Compensatory award is recorded as an expense at the fair value of the consideration given based on the price of RepliCel’s common shares on the acquisition date. This amount was determined to be US$5.00 per share, based on the price of the shares being offered in the private placement that closed concurrent with the share exchange to arm’s length parties at a price of US$5.00.

During the six months ended June 30, 2018, Nil (2017 - Nil) common shares held in escrow were released and Nil (2017 - Nil) common shares were cancelled and returned to the Company in connection with the resignation of the Company’s previous CEO.  Stock based compensation of Nil (representing the fair value of the shares that were released when the escrow agreement was modified) was recognized for these shares during the period ended June 30, 2018 (Six months ended June 30, 2017: $Nil).  The fair value of the shares on modification was $3.10. The other 100,000 common shares issued were not subject to escrow provisions and thus were fully vested, non-forfeitable at the date of issuance.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

6.	Equipment

	Furniture and Equipment	Computer Equipment	Total
Cost: At January 1, 2018	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At June 30, 2018	14,249	41,751	56,000
Depreciation: At January 1, 2018	10,729	34,106	44,835
Depreciation	352	1,146	1,498
At June 30, 2018	11,081	35,252	46,333
Net book value at June 30, 2018	$3,168	$6,499	$9,667

	Furniture and Equipment	Computer Equipment	Total
Cost: At December 31, 2016	$14,249	$41,751	$56,000
Additions	-	-	-
Disposals	-	-	-
At December 31, 2017	14,249	41,751	56,000
Depreciation: At December 31, 2016	9,849	30,831	40,680
Depreciation	880	3,275	4,155
At December 31, 2017	10,729	34,106	44,835
Net book value at December 31, 2017	$3,520	$7,645	$11,165

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital

a)	Authorized:

Unlimited common shares without par value

Unlimited Class A non-voting, convertible, redeemable, non-cumulative 6% preferred shares without par value

b) Issued and Outstanding:

There were no share activities during the six-month period ended June 30, 2018.

During the year-ended December 31, 2017:

i)
On February 24, 2017, the Company completed a private placement of 2,532,100 units for gross proceeds of $3,165,264. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one additional share for a period of three years from the closing of the financing at a price of $2.00 per share.

Echelon Wealth Partners Inc. (“Echelon”), Haywood Securities Inc. and Clarus Securities Inc. (collectively, the “Agents”) acted as agents with respect to the Brokered Financing. Echelon received a commission of $218,130 and the Agents received agents’ warrants to purchase an aggregate of 174,504 Shares of the Company at a price of $2.00 per share for a period of three years from closing of the Financings. Echelon also received a corporate finance fee of $44,800 and 15,000 agent’s warrants in connection with the Non-Brokered Financing.

The fair value of the agent’s warrants was $100,248. The fair value of the agent’s warrants has been estimated using the Black Scholes option pricing model. The assumptions used to determine the fair value were as follows: (1) dividend yield – 0% (2) expected volatility – 96.81% (3) risk free rate – 1.11% (4) expected life – 36 months.

ii)
On October 19, 2017, the Company completed a non-brokered private placement of 2,815,881 shares of $0.41 per share for gross proceeds of $1,154,511. It has paid additional finder’s fees of $28,366. There were no warrants attached to the financing.

c) Stock Option Plans:

(i)
On May 21, 2014, the Company approved a Stock Option Plan whereby the Company may grant stock options to directors, officers, employees and consultants.  The maximum number of shares reserved for issue under the plan cannot exceed 10% of the outstanding common shares of the Company as at the date of the grant.  The stock options can be exercisable for a maximum of 10 years from the grant date and with various vesting terms.

(ii)
Under various Founders’ Stock Option Agreements, certain founders of TrichoScience granted stock options to acquire TrichoScience shares to employees and consultants of TrichoScience. These founders’ options are exercisable at $1 per share expiring after six to seven years.  Pursuant to the Share Exchange Agreement, the Founders Stock Option Agreements were converted into rights to receive the number of Founders’ RepliCel shares acquired by conversion of the founders TrichoScience shares under the Share Exchange Agreement.  All other terms remained the same.  This modification of stock options resulted in no incremental value and therefore no additional stock based compensation expense was recognized for the modification.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

d) Fair value of Company Options Issued from January 1, 2018 to June 30, 2018

There were no stock options granted during the six-month period ended June 30, 2018. 405,000 options were forfeited.
During the six-month period ended June 30, 2017:

During the six-months period ended June 30, 2017, 75,000 options were granted to a director of the Company, and Nil options were forfeited.
Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield, the expected forfeiture rate and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees, are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted, using a valuation model.

e) Stock-based Compensation

The Company recognized a fair value of $Nil (2017: $115,800), as stock based compensation expense for stock options granted under the Company Stock Option Plan and the Founders Stock Option Agreements for the six month ended June 30, 2018 and 2017.
A summary of the status of the stock options outstanding under the Company Stock Option Plan for the six months ended June 30, 2018 and the year ended December 31, 2017 is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2018	1,400,000	$2.04
Granted	-	-
Cancelled	405,000	0.58
Outstanding, June 30, 2018	995,000	$1.31
Exercisable, June 30, 2018	995,000	$1.31

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

e) Stock-based Compensation – continued

	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2017	1,417,000	$2.89
Granted	75,000	1.64
Expired	(77,000)	0.65
Cancelled	(15,000)	0.99
Outstanding, December 31 2017	1,400,000	$2.04
Exercisable, December 31, 2017	1,400,000	$2.04

As at June 30, 2018, the range of exercise prices for options outstanding under the Company Stock Option Plan is $0.36 - $1.64 (2017 $0.36 – $1.64) and the weighted average remaining contractual life for stock options under the Company Stock Option Plan is 3.21 years (2017: 2.41 years).

f) Escrow Shares

Pursuant to the Acquisition described in Note 5.

i)
Nil (December 31, 2017: Nil) common shares are held in escrow and are to be released upon the occurrence of certain milestones relating to the Company’s hair cell replication technology. These shares have been excluded from the calculation of loss per share.  During the six-month period ended June 30, 2018, nil shares were released from escrow (year ended December 31, 2017: nil) and Nil (December 31, 2017: nil) shares were cancelled. The Company recognized a fair value of $nil (December 31, 2017: $nil) as stock based compensation expense in the statement of operations for the period.

g) Warrants denominated in a foreign currency

The continuity of the number of warrants denominated in another currency, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, January 1, 2018	-	$-
Exercised	-	-
Expired	-	-)
Outstanding, June 30, 2018	-	$-

As the warrants are denominated in a currency other than the Company’s functional currency, they meet the definition of a financial liability and accordingly are presented as such on the Company’s condensed interim consolidated statement of financial position and are fair valued at each reporting period.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

7.	Share Capital – continued

h) Warrants

The number of warrants outstanding at December 31, 2017, each exercisable into one common share, is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Expiry
October 28, 2016	7,786,181	$ 0.85	October 28,2018
October 28, 2016	316,091	$ 0.85	October 28,2018
December 28, 2016	719,368	$ 1.10	December 28, 2018
February 24, 2017	2,721,604	$ 2.00	February 24, 2020
Outstanding, June 30, 2018	11,543,244	$ 1.50

	Warrants Outstanding	Weighted Average Exercise Price
Outstanding, December 31, 2016	10,848,439	$1.65
Issued	2,721,604	2.00
Exercised	(437,118)	0.85
Expired	(188,227)	1.96
Outstanding, June 30, 2017	12,944,698	$1.50
Expired	(195,800)	1.96
Outstanding, December 31, 2017	12,748,898	$1.50
Expired	(1,205,654)	5.00
Outstanding, June 30, 2018	11,543,244	$1.50

i)	Agent’s Options

As at June 30, 2018, there were no outstanding agent’s options outstanding.

The number of agent’s options outstanding at June 30, 2017 each exercisable into one unit of the Company.  A unit is exercisable into one common share and one share purchase warrant, where one share purchase warrant is exercisable into one common share.  The number of agent’s options outstanding at June 30, 2017 is as follows:

	Agent’s Options Outstanding	Weighted Average Exercise Price	Expiry
November 20, 2015	13,912	$3.10	November 20, 2017 (Note 7(b))
December 23, 2015	952	$3.10	December 23, 2017 (Note 7(b))
Outstanding, December 31, 2016 and June 30, 2018	14,864	$3.10

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

8.	Related Party Transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	June 30, 2018	December 31, 2017
Companies controlled by directors of the Company	$15,250	$15,250
Directors or officers of the Company	382,637	294,447
	$397,887	$309,697

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors and/or officers of the Company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	Three months ended		Six months ended
	30-Jun-18	30-Jun-17	30-Jun-18	30-Jun-17
Research and development	$30,000	$70,000	$60,000	$100,000
General and administration	9,000	9,000	18,000	15,000
	$39,000	$79,000	$78,000	$115,000

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer.

	Three months ended		Six months ended
	30-Jun-18	30-Jun-17	30-Jun-18	30-Jun-17
General and administrative - salaries	$60,000	$60,000	$120,000	$120,000
Directors' fees	13,750	13,750	27,500	27,500
Stock-based compensation	-	-	-	115,800
	$73,750	$73,750	$263,300	$263,300

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

9.     Financial Instruments and Risk Management

As at June 30, 2018, the Company’s financial instruments are comprised of cash, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity.

The Company is exposed through its operations to the following financial risks:

•	Currency risk;
•	Credit risk;
•	Liquidity risk; and
•	Interest rate risk.

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company has an exposure to the European Euros as certain expenditures and commitments are denominated in European Euros and the Company is subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in this currency. In addition, the Company holds an amount of cash in US dollars and is therefore exposed to exchange rate fluctuations on these cash balances. The Company does not hedge its foreign exchange risk.  At June 30, 2018 the Company held US dollar cash balances of $33,361 (US$32,121) (December 31, 2017: $122,127 or US$97,225). A 1% increase/decrease in the US dollars foreign exchange rate would have an impact of ±$331 (US$321) on the cash balance held June 30, 2018.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash. The Company limits exposure to credit risk by maintaining its cash with large financial institutions.  The Company’s maximum exposure to credit risk is the carrying value of its financial assets.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

9.     Financial Instruments and Risk Management – continued

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities as at June 30, 2018:

Year of expiry	Accounts payable and accrued liabilities	Total
Within 1 year	$1,664,677	$1,664,677

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is currently held in an interest bearing bank account, management considers the interest rate risk to be limited.

There were no changes to the Company’s fair value measurement levels during the period ended June 30, 2018 (2017: no change).  The Company does not have any level 3 fair value measurements (2017: none).

10.	Commitments

The Company has entered into a Collaboration and Technology Transfer Agreement with Shiseido Company Limited who have alleged RepliCel breached obligations in the agreement, which may allegedly be terminal to future obligations pursuant to the agreement.  The Company has vigorously denied the existence of such a breach and insists on the ongoing validity of the respective obligations on both parties pursuant to the agreement.  No litigation or the triggering of other dispute mechanisms has been entered into by either party and the Company’s management is actively seeking to continue discussions and/or negotiations.  Management maintains the position that any data produced from clinical trials of the technology will, by agreement, be made available to the Company.

From time to time the Company is subject to claims and lawsuits arising from the in the ordinary course of operations.  In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material adverse effect on the Company’s financial position.

11.   Segmental Reporting

The Company is organized into one business unit based on its hair cell replication technology and has one reportable operating segment.

REPLICEL LIFE SCIENCES INC.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED STATEMENTS
For the six months ended June 30, 2018
(Stated in Canadian Dollars)
(Unaudited)

12.	Events after the Reporting Date
i) On July 11, 2018, the Company announced the signing of the definitive agreements with YOFOTO (China) Health Industry Co. Ltd. ("YOFOTO") sealing its partnership to commercialize three of RepliCel's programs in Greater China.

The deal between the parties represents an investment in RepliCel by YOFOTO along with milestone payments, minimum program funding commitments, and sales royalties in exchange for an exclusive 15-year license to three of RepliCel products for Greater China (Mainland China, Hong Kong, Macau, and Taiwan) (the "Territory").

The RepliCel-YOFOTO collaboration is focused on the development and commercialization in Greater China of RepliCel's tendon regeneration cell therapy (RCT-01), skin rejuvenation cell therapy (RCS-01), and its injection technology in development for dermal applications (RCI-02) (excluding hair-related treatments).

YOFOTO's up-front investment will be a CDN $5,090,000 purchase of shares at CDN $0.95 per Share and will include 20% warrant coverage exercisable at CDN $0.95 per Share for a period of two years. The deal structure also includes milestone payments (of up to CDN $4,750,000), sales royalties, and a commitment by YOFOTO to spend a minimum of CDN $7,000,000 on the RepliCel programs and associated cell processing manufacturing facility over the next five years in Greater China.

The Deposit already paid by YOFOTO pursuant to the earlier signing of the binding term sheet remains in escrow pending closing. As part of the Transaction, the Company has agreed to grant YOFOTO certain financing participation rights along with a board seat nomination. Upon YOFOTO meeting certain defined conditions, relevant Chinese patents, once issued in China, will be assigned to a YOFOTO-owned Canadian subsidiary, with detailed assignment reversion rights upon failure to meet defined targets.

Closing  of  the  Transaction represented in the signed agreements between the parties is subject to approval of  the  TSX  Venture  Exchange,  and  other  applicable regulatory  authorities including but not limited to the reviews and approvals by the State Administration of Foreign Exchange of China and other Chinese foreign investment regulatory authorities.

ii)
On July 31 and August 1, 2018, the Company announced granting of 1,060,000 and 50,000 stock options to certain directors, officers, consultants and employees of the Company respectively for the purchase of up to an aggregate of 1,110,000 common shares of the Company pursuant to the Company’s Stock Option Plan. Each option granted to the Optionees is exercisable for a period of 5 years at an exercisable price of $0.43 per Share. 910,000 shall vest immediately and 200,000 options shall vest in equal amounts each calendar quarter over the next 24 months.